

Mail Stop 4631

October 8, 2015

<u>Via E-Mail</u>
Mr. David A. Martin
Executive Vice President and Chief Financial Officer
Aegion Corporation
17988 Edison Ave
Chesterfield, MO 63005

> **Re: Aegion Corporation**
> **Form 10-K**
> **Filed March 2, 2015**
> **File No. 1-35328**

Dear Mr. Martin:

We have reviewed your response dated September 16, 2015 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

3. Restructuring, page 79

1. We have read your response to comment 1 in our letter dated September 2, 2015. You indicate that the costs related to the losses on the sales of Ka-te and Video Injection do not meet the definition of restructuring costs as defined by ASC 420. Please note, however, that whether these costs are identified as restructuring costs or not, the costs related to your disposal of your Ka-te and Video Injection businesses are operating costs. In this regard, we also note that ASC 360-10-45-5 states "A gain or loss recognized on the sale of a long-lived asset that is not a discontinued operation shall be included in income from continuing operations before income taxes in the income statement of a business entity. If a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses." Please revise your financial statements accordingly.

2. In light of the need to revise your financial statements, please tell us how this impacts your conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting as of the affected period(s).

       You may contact Jenn Do at (202) 551-3743, Jeanne Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791, or Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

       Sincerely,

       /s/ Terence O'Brien

       Terence O'Brien
       Branch Chief
       Office of Manufacturing and
       Construction